

June 3, 2015

Gregory M. Dangler
President
RMR Industrials, Inc.
9595 Wilshire Blvd., Suite 310
Beverly Hills, CA 90212

      Re: RMR Industrials, Inc.
               Form 8-K
               Filed February 27, 2015
               File No. 000-55402

Dear Mr. Dangler:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Celeste M. Murphy for

                        Larry Spirgel
                        Assistant Director

cc: Mark Lee
       Sung Kim
       Greenberg Traurig, LLP